Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Greenfire Resources Ltd. (“Greenfire”)
205 5th Avenue SW, Suite 1900
Calgary, AB T2P 2V7

2.	Date of Material Change

December 23, 2024

3.	News Release

Greenfire’s news release disclosing the details discussed in this material change report was issued by Greenfire on December 23, 2024 and disseminated through the facilities of Newsfile Corp. and subsequently filed under Greenfire’s profile on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Changes

On December 23, 2024, each of Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP (collectively, “WEF”), Greenfire, Tom Ebbern and Derek Aylesworth entered into an investor agreement (the “Investor Agreement”), pursuant to which Greenfire agreed to reconstitute its board of directors (the “Board”) and continue its strategic review process (“Strategic Review”). In connection with the Investor Agreement, WEF agreed to withdraw its November 18, 2024 shareholder meeting requisition (the “Requisition”).

On December 23, 2024, WEF, Greenfire and Brigade (as defined below) entered into a securities purchase agreement (the “SPA”) pursuant to which WEF purchased an aggregate of 9,311,424 common shares in the capital of Greenfire (“Common Shares”) and warrants to purchase 2,654,179 Common Shares (“Warrants”) from Brigade Capital Management LP, as manager of certain private investment funds and accounts and M3-Brigade Sponsor III LP (collectively, “Brigade”). Following completion of the transactions contemplated under the SPA, WEF beneficially owns approximately 56.5% of the issued and outstanding Common Shares.

In connection with the Investor Agreement and SPA, on December 23, 2024, Greenfire terminated the amended and restated shareholder rights plan dated December 7, 2024 (the “Second Rights Plan”).

5.1	Full Description of Material Changes

On December 23, 2024, Greenfire and WEF entered into the Investor Agreement to provide for, among other things, the reconstitution of the Board and the continuation of the Strategic Review. The description of the Investor Agreement in this material change report is qualified in its entirety by the full text of the Investor Agreement, which is available under Greenfire’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

Board Reconstitution

Under the terms of the Investor Agreement, WEF and Greenfire agreed that the Board would be comprised of eight directors: (i) two incumbent Greenfire independent directors; (ii) two new independent directors; and (iii) four WEF nominees. In connection with the foregoing, Messrs. Matthew Perkal, Robert Logan and Jonathan Klesch agreed to resign from the Board effective as of December 23, 2024. All six nominees proposed by WEF as part of its Requisition (Adam Waterous, Andrew Kim, David Roosth, Henry Hager, Brian Heald and David Knight Legg) were appointed to the Board, effective December 23, 2024, with Messrs. Heald and Knight Legg designated as the two independent directors. Mr. Ebbern and Aylesworth are the two incumbent independent directors who will remain on the Board in accordance with the terms of the Investor Agreement.

In addition, Mr. Waterous was appointed as Chair of the Board and Mr. Ebbern was appointed Lead Director.

The Investor Agreement sets out that the next annual meeting of shareholders of Greenfire will occur on May 6, 2025 (the “2025 Meeting”), or such later date as approved by the Board. In accordance with the Investor Agreement, Greenfire will nominate Adam Waterous, Andrew Kim, David Roosth, Henry Hager, Brian Heald, David Knight Legg and Tom Ebbern for election as directors at the 2025 Meeting. In addition, WEF has agreed to vote in favor of Mr. Ebbern at the 2025 Meeting. Mr. Aylesworth will not be nominated for re-election at the 2025 Meeting.

Strategic Review and Special Committee

Greenfire and WEF have agreed to continue the Strategic Review, with support from WEF through to the 2025 Meeting. The Strategic Review will continue to evaluate a wide range of alternatives with a focus on enhancing value for all Greenfire shareholders. The Strategic Review will remain under the oversight of the special committee of the Board (the “Special Committee”), which will be led by Mr. Ebbern, alongside Mr. Aylesworth, Mr. Heald and Mr. Knight Legg.

The Board has also approved a mandate for the Special Committee in the form attached to the Investor Agreement.

Termination of Second Rights Plan and Withdrawal of Requisition

Under the terms of the Investor Agreement, Greenfire irrevocably approved an amendment to the Second Rights Plan to terminate the plan and all rights outstanding thereunder and WEF agreed to irrevocably withdraw its Requisition. Effective December 23, 2024, all outstanding rights issued under the Second Rights Plan were void and of no effect.

Under the terms of the Investor Agreement and SPA, each of Greenfire, WEF and Brigade have provided mutual releases of each other and their respective directors, officers, advisors and representatives.

WEF Acquisition of Common Shares and Warrants

Following the termination of the Second Rights Plan and as pursuant to the SPA, WEF acquired all the Common Shares and Warrants held by Brigade, increasing WEF’s interest to approximately 56.5% of the issued and outstanding Common Shares. The Common Shares were acquired from Brigade by WEF at a price of US$7.83 per share and the Warrants were acquired from Brigade by WEF at a price of US$3.37 per Warrant. Brigade will no longer be entitled to a nominee on the Board as a result of the sale by Brigade of all its Common Shares and Warrants to WEF.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Tony Kraljic, Chief Financial Officer: 403-668-5298

9.	Date of Report

January 2, 2024.

Forward-Looking Statement Advisory

Certain information contained herein may constitute forward-looking statements that involve risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements, including, but not limited to, statements regarding the effects and benefits of the Investor Agreement, the SPA, the withdrawal of the Requisition and the termination of the Second Rights Plan; the intent of the Special Committee to continue to evaluate a wide range of alternatives with a focus on enhancing value for all shareholders as part of the Strategic Review; the timing of the conclusion of the Strategic Review; and the proposed nominees for election at the 2025 Meeting.

In respect of the forward-looking statements, Greenfire has provided such statements in reliance on certain expectations and assumptions relating to the Strategic Review, the potential transactions that may be pursued by Greenfire in relation thereto and the ability to increase value for all Greenfire shareholders as a result and that the proposed nominees for the 2025 annual meeting of shareholders of Greenfire will be willing or able to be nominated at such meeting. Additional factors that may affect the outcome of such forward looking statements or the operations, performance, development and results of Greenfire’s businesses are described in Greenfire’s reports and filings with the Canadian securities regulatory and the United States Securities and Exchange Commission including Greenfire’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/search. Such information, although considered reasonable by Greenfire at the time of preparation, may later prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are not statements of historical fact are deemed to be forward-looking statements. The forward-looking statements contained in this material change report are made as of the date of this material change report, and, except to the extent required by applicable law, Greenfire assumes no obligation to update or revise forward-looking statements made herein or otherwise, whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary note.

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